Exhibit 99.1

Emerald Health Therapeutics Appoints Vice President, Communications and Stakeholder Relations

Allan Rewak brings extensive experience with government, media, communications and public affairs

VICTORIA, British Columbia, March 18, 2019 (GLOBE NEWSWIRE) — Emerald Health Therapeutics, Inc. ("Emerald" or the “Company”) (TSXV:EMH; OTCQX:EMHTF) announced today that Allan Rewak has been appointed Vice President, Communications and Stakeholder Relations, effective April 15, 2019.

Prior to joining Emerald, Mr. Rewak was the Executive Director at the Cannabis Council of Canada (C3), Canada’s national industry association for cannabis, cultivators and processors. In the role, he unified multiple industry associations into one collective and navigated the sector through the successful legalisation of adult-use cannabis. For his work, the Financial Post named him “One of the 20 Power Players Setting Down Roots in the Cannabis Industry”.

Mr. Rewak also served as Director of Communications and Stakeholder Relations at Newstrike Resources, a partner at Pathway Group, and a consultant at Leonard Domino & Associates.

“We are pleased to welcome Allan to the Emerald team,” said Dr. Avtar Dhillon, Executive Chairman and President of Emerald. “His deep industry relationships and proven experience in the sector, combined with his strong background in communications and stakeholder relations with all major relevant sectors of the industry, are expected to augment our existing capabilities.”

Mr. Rewak has been granted an option to acquire up to 150,000 common shares vesting over a three-year period.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is completing the conversion of its 1.1 million square foot (25 acre) greenhouse for cannabis cultivation in the Lower Mainland and its Verdélite operation in Québec is completing the build out of its 88,000 square feet indoor cultivation facility. Commercial production is expanding in both facilities. Emerald secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low-cost cannabidiol (CBD). Emerald’s team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult- use customers. Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer (800) 757 3536 Ext. #5

Investor Relations (800) 757 3536 Ext.#5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include augmentation of capabilities; build out of the Verdalite facility; production capacity of various facilities; and receipt of hemp deliveries.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counterparties to perform contractual obligations as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.